U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
FORM 144	Expires: Estimated average burden hours per response . . .
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
CUSIP NUMBER

1(a) NAME OF ISSUER		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
EPOD International Inc.		91-1953719	0 - 32327
1(d) ADDRESS OF ISSUER	STREET				(e) TELEPHONE NO.
	2223 Hayman Rd.	CITY	STATE	ZIP CODE	AREA CODE AND NUMBER
		Kelowna	BC	V1Z1Z6	250	769-0130

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	CITY	STATE	ZIP CODE
Lorne M Roseborough	233 45 1514	President	3710 Hwy 41A N	Unionville	TN	37180

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (M0. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Scottrade 101 Creekside Crossing #300 Brentwood TN 37027-4226		-500,000	20 cents	450,000	October 15, 2006	OTC

1.
(a) Name of issuer.
(b) Issuer’s IRS Identification Number.
(c) Issuer’s SEC file number, if any.
(d) Issuer’s address, including zip code.
(e) Issuer’s telephone number, including area code.

2.
(a) Name of person for whose account the securities are to be sold.
(b) Such person’s or I.R.S. Identification number, if such a person is an entity.
(c) Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
(d) Such person’s address, including zip code.

3.
(a) Title of the class of securities to be sold.
(b) Name and address of each broker through whom the securities are intended to be sold.
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
(f) Approximate date on which the securities are to be sold.
(g) Name of each securities exchange, if any, on which the securities are intended to be sold.